                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               USA TALKS.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                   90332H 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Robert D. Krintzman
                                     Manager
                          USAT REORGANIZATION, L.L.C.
                      4330 La Jolla Village Dr., Suite 330
                               San Diego, CA 92122
                            Telephone: (619) 615-7444
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 20, 2001
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (PAGE 1 OF 9 PAGES)



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CUSIP No. 90332H 10 2             SCHEDULE 13D                 PAGE 2 OF 9 PAGES
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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         USAT Reorganization LLC (EIN not yet applied for)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |X|
                                                               (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO: The funds for acquisition of the Issuer's common stock was provided by a purchase money promissory note from the seller from whom USAT Reorganization LLC purchased the Issuer's Series A Preferred Stock that USAT Reorganization LLC converted into the shares of Common Stock with respect to which this Schedule 13D is being filed. (See Exhibit 2)

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM  2(d) or 2(e)                                      |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 -0- (1)
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    -0- (1)
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    102,915,147 (1)
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    -0- (1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         102,915,147 (1)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

         51.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) USAT Reorganization LLC has granted a voting proxy to Patrick J. Writer, Sr. and to Robert D. Krintzman, each as to one-half (1/2) of the total shares of Common Stock owned by USAT Reorganization LLC. Patrick J Writer, Sr. and Robert D. Krintzman are co-Managers of USAT Reorganization LLC, and thus share dispositive control over its securities.



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---------------------                                          -----------------
CUSIP No. 90332H 10 2             SCHEDULE 13D                 PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Patrick J. Writer, Sr. (1)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |X|
                                                               (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO: The funds for acquisition of the Issuer's common stock was provided by a purchase money promissory note from the seller from whom USAT Reorganization LLC purchased the Issuer's Series A Preferred Stock that USAT Reorganization LLC converted into the shares of Common Stock with respect to which this Schedule 13D is being filed. (See Exhibit 2)

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM  2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 51,457,573.5 (1)
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    -0- (1)
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    -0- (1)
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    102,915,147 (1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         154,372,720 (1)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         72.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) USAT Reorganization LLC has granted a voting proxy to Patrick J. Writer, Sr. and to Robert D. Krintzman, each as to one-half (1/2) of the total shares of Common Stock owned by USAT Reorganization LLC. Patrick J Writer, Sr. and Robert D. Krintzman are co-Managers of USAT Reorganization LLC, and thus share dispositive control over its securities.



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---------------------                                          -----------------
CUSIP No. 90332H 10 2             SCHEDULE 13D                 PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert D. Krintzman (1)(2)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO: The funds for acquisition of the Issuer's common stock was provided by a purchase money promissory note from the seller from whom USAT Reorganization LLC purchased the Issuer's Series A Preferred Stock that USAT Reorganization LLC converted into the shares of Common Stock with respect to which this Schedule 13D is being filed. (See Exhibit 2)

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM  2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 52,182,973.5 (1)(2)
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    -0- (1)
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    725,400 (1)
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    102,915,147 (1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         155,813,520.5 (1)(2)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         77.9%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) USAT Reorganization LLC has granted a voting proxy to Patrick J. Writer, Sr. and to Robert D. Krintzman, each as to one-half (1/2) of the total shares of Common Stock owned by USAT Reorganization LLC. Patrick J Writer, Sr. and Robert D. Krintzman are co-Managers of USAT Reorganization LLC, and thus share dispositive control over its securities.

(2) Robert D. Krintzman, TTEE u/t/d 12/22/86 as amended is the sole trustee of a revocable living trust which owns 725,400 shares of issuer's Common Stock.



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---------------------                                          -----------------
CUSIP No. 90332H 10 2             SCHEDULE 13D                 PAGE 5 OF 9 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to Common Stock of USA TALKS.COM, INC., a Nevada corporation ("Issuer"). The Issuer's principal executive offices are located at 5666 La Jolla Blvd., #314, La Jolla, CA 92037.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Names of Persons Filing:

         1.       USAT Reorganization, L.L.C.

         2.       Patrick J. Writer, Sr.

         3.       Robert D. Krintzman

(Each person listed above is a "Reporting Person" and collectively "Reporting Persons")

(b)      The address for USAT Reorganization, LLC and Robert D. Krintzman is:

            4330 La Jolla Village Dr.
            Suite #330,
            San Diego, CA 92122

         The address for Patrick J. Writer, Sr. is:

            7699 Palmilla Dr.
            Apt. 3424
            San Diego, CA 92122

(c)      The principal business of USAT Reorganization, LLC is investment.

         The principal occupation of Patrick J. Writer, Sr. is to serve as the CEO (elect) USA TALKS.COM, INC. and as a principal and/or agent in various entrepreneurial ventures.

         The principal occupation of Robert D. Krintzman is the practice of law and to serve as a principal and/or agent in various entrepreneurial activities.

(d)-(e) None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      See Row 6 of each cover page.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds for acquisition of the Issuer's common stock was provided by a purchase money promissory note from the seller from whom USAT Reorganization LLC purchased the Issuer's Series A Preferred Stock that USAT Reorganization LLC converted into the shares of Common Stock with respect to which this Schedule 13D is being filed. (See Exhibit 2)



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---------------------                                          -----------------
CUSIP No. 90332H 10 2             SCHEDULE 13D                 PAGE 6 OF 9 PAGES
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ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons' respective acquisitions of the securities were for the purpose of gaining control of the Issuer and to effect various changes in its capital structure, organization and management as hereinafter set forth:

         (a) Reporting Persons have exercised conversion rights as to only part of its shares of Series A Preferred Stock and intends to exercise further conversion rights if and when additional shares of Issuer's Common Stock are authorized.

         (b) Reporting persons plan to take the Issuer back into Chapter 11 reorganization and will seek to effect a reverse merger with an operating company not yet identified.

         (c) Reporting Persons will attempt to sell or lease/license computers and certain patented technology owned by the Issuer.

         (d) Reporting Persons will replace the single incumbent officer and director and have no present plans to fill existing vacancies on the Board of Directors.

         (e) Reporting persons plan to authorize a new class of no par value Common Stock. Except as otherwise disclosed in this Item 4, Reporting Persons have no plans to change the Issuer's capitalization or dividend policy.

         (f) Except as otherwise disclosed in this Item 4, Reporting Persons have no plans to change Issuer's corporate structure, but will change the Issuer's primary business when a suitable reverse merger candidate is found.

         (g) Reporting Persons plan to amend Issuer's Certificate of Incorporation to increase the authorized number of shares of Common Stock.

         (h) Reporting Persons have no plans to cause a class of Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

         (i) Reporting Person have no plans or proposals that would result in a class of Issuer's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) to the Act.

         (j) Reporting Persons have no plans or proposals that would result in any action similar to the foregoing.



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---------------------                                          -----------------
CUSIP No. 90332H 10 2             SCHEDULE 13D                 PAGE 7 OF 9 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)  See Rows 7, 8, 9, 10, 11 and 13 of each cover page.

         The percentages in Row 13 of each cover page are based on 200,000,000 shares of Common Stock that were outstanding as of August 20, 2001, after the conversion by USAT Reorganization, LLC of 91.888524107 shares of Series A Preferred Stock into 102,915,147 shares of Issuer's common stock.

(c) Except for the acquisition of Issuer's Series A Preferred Stock and conversion into Common Stock described herein, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) No person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         USAT Reorganization LLC has granted a voting proxy to Patrick J. Writer, Sr. and to Robert D. Krintzman, each as to one-half (1/2) of the total shares of Common Stock owned by USAT Reorganization LLC.(Exhibit 3)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1     Agreement as to Joint Filing of Schedule 13D

         Exhibit 2     Purchase Money Promissory Note

         Exhibit 3     Voting Proxy



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---------------------                                          -----------------
CUSIP No. 90332H 10 2             SCHEDULE 13D                 PAGE 8 OF 9 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2001
                               USAT REORGANIZAITON, LLC

                               BY: /s/ Patrick J. Writer, Sr.
                               ------------------------------------
                               Patrick J. Writer, Sr., Co-Manager

                               BY: /s/ Robert D. Krintzman
                               ------------------------------------
                               Robert D. Krintzman, Co-Manager

                               PATRICK J. WRITER, SR.

                               /s/ Patrick J. Writer, Sr.
                               ------------------------------------
                               Patrick J. Writer, Sr.

                               ROBERT D. KRINTZMAN

                               /s/ Robert D. Krintzman
                               ------------------------------------
                               Robert D. Krintzman



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---------------------                                          -----------------
CUSIP No. 90332H 10 2             SCHEDULE 13D                 PAGE 9 OF 9 PAGES
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                          EXHIBIT INDEX TO SCHEDULE 13D
                               USA TALKS.COM, INC.

      Exhibit 1 Agreement between USAT Reorganization, LLC, Patrick J. Writer, Sr., and Robert D. Krintzman as to the joint Filing of Schedule 13D.

      Exhibit 2 Purchase Money Promissory Note dated July ___, 2001, from USAT Reorganization, LLC to Cache Capital LP..

      Exhibit 3      Voting Proxy from USAT Reorganization, LLC to
                     Patrick J. Writer, Sr. and to Robert D. Krintzman, dated August 21, 2001.